

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Carlos Salgado
Chief Executive Officer
Bell Rose Capital, Inc.
2920 inland Empire Blvd
Suite 103
Ontario, CA 91764

 Re: Bell Rose Capital, Inc.
 Offering Statement on Form 1-A
 Filed June 2, 2023
 File No. 024-12270

Dear Carlos Salgado:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Newlan